UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

WisdomTree Trust
(Name of Issuer)
WisdomTree Dreyfus Brazilian Real Fund
(Title of Class of Securities)
97717W240
(CUSIP Number)
May 20, 2008
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 97717W240

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leuthold Weeden Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER 1,138,407
BENEFICIALLY OWNED	6	SHARED VOTING POWER
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,138,407
PERSON WITH:	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,138,407
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.6% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	This percentage is calculated based on 3,200,004 shares outstanding, as publicly reported by issuer on April 9, 2009.

Page 2 of 5 Pages

CUSIP No. 97717W240

Item 1(a).	Name of Issuer:

WisdomTree Trust

Item 1(b).	Address of Issuer’s Principal Executive Offices:

380 Madison Avenue, 21st Floor, New York, NY 10017

Item 2(a).	Name of Person Filing:

Leuthold Weeden Capital Management (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

33 South Sixth Street, Suite 4600, Minneapolis, MN 55402

Item 2(c).	Citizenship:

The Reporting Person is a Delaware corporation.

Item 2(d).	Title of Class of Securities:

WisdomTree Dreyfus Brazilian Real Fund

Item 2(e).	CUSIP Number:

97717W240

Page 3 of 5 Pages

CUSIP No. 97717W240

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[X]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned (as of April 9, 2009): 1,138,407
(b)	Percent of Class: 35.6%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 1,138,407
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 1,138,407
(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Page 4 of 5 Pages

CUSIP No. 97717W240

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The securities reported in this statement are beneficially owned by managed accounts that are investment management clients of the Reporting Person. The investment management contracts of these clients grant to the Reporting Person all investment and voting power over the securities reported in this statement. Therefore, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of the securities reported in this statement. The clients of the Reporting Person have the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, the securities reported in this statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2009

Leuthold Weeden Capital Management
By: /s/ Roger Peters
Roger Peters
Chief Compliance Officer

Page 5 of 5 Pages